EXHIBIT 99.2

Good afternoon,

Yesterday MIPS received an unsolicited proposal from CEVA, Inc. to acquire all of the outstanding MIPS shares, following the consummation of the proposed patent sale transaction with Bridge Crossing and the proposed recapitalization, for $75 million.

As we state in the press release here, our Board of Directors is evaluating this proposal and has not made a determination as to whether it is superior to our pending transaction with Imagination. The MIPS Board continues to recommend the merger agreement with Imagination to our stockholders.

We can’t comment upon this news any further than we have done in the press release. We will keep you informed about any additional developments as we are able to do so.

In the meantime, I want to stress that it is business as usual.

Please remember that if there is any reason that you need to communicate with either CEVA or Imagination, please get prior approval from Gail or Giddy. This is extremely important, even if the communication is unrelated to these matters.

Best regards,
Sandeep